Exhibit 99.1

April 20, 2006

Liberman Broadcasting, Inc.

1845 West Empire Avenue

Burbank, California 91504

Dear Board of Directors of Liberman Broadcasting, Inc.:

It is my understanding that Liberman Broadcasting, Inc., a Delaware corporation (the “Company”), has filed a Registration Statement on Form S-1 (the “Registration Statement”) in connection with the anticipated initial public offering of its Class A common stock, par value $.001 per share. In connection with the initial public offering, the Company has requested that I be named as its Chief Financial Officer, effective May 3, 2006, in the Registration Statement and prospectus contained therein.

I hereby consent to being named as the Chief Financial Officer, effective May 3, 2006, in the Registration Statement and prospectus contained therein.

Sincerely,

/s/ William S. Keenan

William S. Keenan